Filed pursuant to Rule 433
Registration Nos. 333-167081, 333-167081-01
September 8, 2010
TECK RESOURCES LIMITED
Final Term Sheet
4.500% Notes Due 2021

Issuer:	Teck Resources Limited

Guarantor:	Teck Metals Ltd.

Size:	$500,000,000

Format:	SEC-Registered

Maturity:	January 15, 2021

Coupon (Interest Rate):	4.500%

Yield to Maturity:	4.500%

Spread to Benchmark Treasury:	+185 bps

Benchmark Treasury:	UST 2.625% due August 15, 2020

Benchmark Treasury Price and Yield:	99-25 / 2.650%

Interest Payment Dates:	January 15 and July 15

First Interest Payment Date:	July 15, 2011

Optional Redemption:	Make-whole call at T+30 bps at any time before October 15, 2020.

Callable at 100% at any time on or after October 15, 2020.

Change of control:	101% of principal plus accrued interest

Price to Public:	99.975%

Settlement Date:	September 22, 2010

CUSIP/ISIN:	878742AT2 / US878742AT25

Ratings:	See “Ratings of the Notes” below.

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Banc of America Securities LLC
Citigroup Global Markets Inc.
Goldman, Sachs & Co.

Co-managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
CIBC World Markets Corp.
Deutsche Bank Securities Inc.
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.
RBC Capital Markets Corporation
RBS Securities Inc.
Scotia Capital (USA) Inc.
UBS Securities LLC

6.000% Notes Due 2040

Issuer:	Teck Resources Limited

Guarantor:	Teck Metals Ltd.

Size:	$200,000,000

Format:	SEC-Registered

Maturity:	August 15, 2040

Coupon (Interest Rate):	6.000%

Yield to Maturity:	5.868%

Spread to Benchmark Treasury:	+215 bps

Benchmark Treasury:	UST 4.375% due May 15, 2040

Benchmark Treasury Price and Yield:	111-24 / 3.718%

Interest Payment Dates:	February 15 and August 15

Interest will accrue from August 17, 2010

First Interest Payment Date:	February 15, 2011

Optional Redemption:	Make-whole call at T+30 bps at any time before February 15, 2040.

Callable at 100% at any time on or after February 15, 2040.

Change of control:	101% of principal plus accrued interest

Price to Public:	101.832% plus accrued interest from August 17, 2010

Settlement Date:	September 22, 2010

CUSIP:	878742 AS4 / US878742AS42

Ratings:	See “Ratings of the Notes” below.

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Banc of America Securities LLC
Citigroup Global Markets Inc.
Goldman, Sachs & Co.

Co-managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
CIBC World Markets Corp.
Deutsche Bank Securities Inc.
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.
RBC Capital Markets Corporation
RBS Securities Inc.
Scotia Capital (USA) Inc.
UBS Securities LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com, calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, or calling J.P. Morgan Securities Inc. collect at 1-212-834-4533.
RATING OF THE NOTES
     The following table discloses the expected (and in the case of the 6.000% notes due 2040, the current) credit ratings assigned to, and the outlook for, the notes by the following rating agencies:

Rating Agency	Ratings for the Notes	Outlook for the Notes
Moody’s	Baa3	Positive
S&P	BBB	Stable
     Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings expected to be accorded to the notes by the rating agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will be granted or if granted remain in effect for any given period of time or that any such rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.
     Moody’s Investors Services, Inc.’s (“Moody’s”) credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody’s rating system, debt securities rated Baa are subject to moderate risk. They are considered as medium-grade obligations and, as such, may possess certain speculative characteristics. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.
     Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. (“S&P”) credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the securities. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.